UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G

           Information to be Included in Statements Filed Pursuant
              To 240.13d-1(b), (c) and Amendments Thereto Filed
                            Pursuant to 240.13d-2


                       Sheffield Pharmaceuticals, Inc.
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)


                                 8212 3D309
                               (CUSIP Number)


                              February 27, 1998
                            (Date of Event Which
                     Requires Filing of This Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             [ ] Rule 13d-1(b)

                             [X] Rule 13d-1(c)

                             [ ] Rule 13d-1(d)


        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP NO.  8212 3D309              13G               Page 2 of 6 Pages

   1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above
        Persons

        Global Capital Management, Inc./FEIN 41-1625323

   2)   Check the Appropriate Box if a Member of a Group (See
        Instructions)

        (a)  [  ]
        (b)  [  ]

   3)   SEC Use Only

   4)   Citizenship or Place of Organization

        Delaware

   Number of Shares Beneficially Owned by Each Reporting Person With:

        5)   Sole Voting Power

             1,125,359

        6)   Shared Voting Power

             0

        7)   Sole Dispositive Power

             1,125,359

        8)   Shared Dispositive Power

             0

   9)   Aggregate Amount Beneficially Owned by Each Reporting Person

        1,125,359

   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [  ]

   11)  Percent of Class Represented by Amount in Row (9)

        8.2%

   12)  Type of Reporting Person (See Instructions)

        CO

                                                        Page 3 of 6 Pages

                                SCHEDULE 13G


   ITEM 1.   (a)  Name of Issuer:

                  Sheffield Pharmaceuticals, Inc.

             (b)  Address of Issuer's Principal Executive Offices:

                  30 Rockefeller Plaza
                  Suite 4515
                  New York, New York 10112

   ITEM 2.   (a)  Name of Person Filing:

                  Global Capital Management, Inc.

             (b)  Address of Principal Business Office:

                  602 Carlson Parkway
                  Suite 200
                  Minnetonka, Minnesota 55305

             (c)  Citizenship:

                  Delaware

             (d)  Title of Class of Securities:

                  Common Stock

             (e)  CUSIP Number:

                  8212 3D309

   ITEM 3. If this statement is filed pursuant to Rule 13d-1(c), check this box:

             [X]

                                                        Page 4 of 6 Pages

   ITEM 4.   Ownership

             (a)  Amount Beneficially Owned:

                  1,125,359

             (b)  Percent of Class:

                  8.2%

             (c)  Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote

                         1,125,359

                  (ii)   Shared power to vote or to direct the vote

                         0

                  (iii)  Sole power to dispose or to direct the
                         disposition of

                         1,125,359

                  (iv) Shared power to dispose or to direct the disposition of

                         0

   ITEM 5.   Ownership of Five Percent or Less of a Class

             Not Applicable

   ITEM 6.   Ownership of More Than Five Percent on Behalf of Another
             Person

             The securities are held by two investment partnerships of which the reporting person is the general partner and a private investment company of which the reporting person is both the manager and investment manager (collectively, the "Investors"). Each of the Investors has the right to receive any dividends from, and the proceeds from the sale of, the securities that it holds. None of the Investors individually has an interest relating to more than five percent of the class.

   ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

             Not Applicable

                                                        Page 5 of 6 Pages

   ITEM 8.   Identification and Classification of Members of the Group

             Not Applicable

   ITEM 9.   Notice of Dissolution of Group

             Not Applicable

   ITEM 10.  Certification

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:  March 10 , 1998                GLOBAL CAPITAL MANAGEMENT, INC.



                                         By:  /s/ John D. Brandenborg
                                              -------------------------
                                         Name:     John D. Brandenborg
                                         Title:    Vice President